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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          COBRA ELECTRONICS CORPORATION
                          -----------------------------
             (Exact Name of Registrant as Specified in Its Charter)

           Delaware                        0-511                 36-2479991
           --------                        -----                 ----------
 (State or Other Jurisdiction    (Commission File Number)       (IRS Employer
       of Incorporation)                                     Identification No.)

6500 West Cortland Street, Chicago, Illinois                     60707
--------------------------------------------                     -----
(Address of Principal Executive Offices)                      (Zip Code)

If this form relates to the registration of a class of      If this form related to the registration of a class of
securities pursuant to Section 12(b) of the Exchange Act    securities pursuant to Section 12(g) of the Exchange
and is effective upon filing pursuant to General            Act and is effective pursuant to General Instruction
Instruction A(c) please check the following box. [_]        A(d) please check the following box. [X]

Securities Act registration statement file number to which this form relates:                    n/a
                                                                                         -----------------
                                                                                         (If applicable)
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Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class               Name of each exchange on which
      to be so registered               each class is to be registered
      -----------------------------     ----------------------------------------

      None

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
       -------------------------------------------------------------------
                                (Title of class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.
        --------------------------------------------------------

        On October 24, 2001, the Board of Directors (the "Board") of Cobra
        Electronics Corporation, a Delaware corporation (the "Company"), declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, $.33 1/3 par value (the
        "Common Stock"), of the Company. The dividend is payable on November 5, 2001 (the "Record Date") to the holders of record of the Common Stock at the Close of Business on such date. Each Right entitles the holder thereof (except as described below) to purchase from the Company one one-hundredth of a share of the Series A Junior Participating Preferred
        Stock, $1.00 par value (the "Preferred Shares"), of the Company at a price (the "Exercise Price") of $35.00 per one one-hundredth of a Preferred Share, subject to adjustment. The terms of the Rights are set forth in the Rights Agreement dated as of October 24, 2001 (the "Rights
        Agreement") between the Company and American Stock Transfer & Trust
        Company, as Rights Agent (the "Rights Agent"). Capitalized terms not defined herein have the respective meanings specified in the Rights
        Agreement.

        Distribution Date; Transfer of Rights.
        --------------------------------------

        Initially, the Rights associated with the Common Stock outstanding as of the Record Date will be evidenced solely by the stock certificates for such Common Stock. The Rights will separate from the Common Stock upon the earliest to occur of (i) 10 days after the first public announcement that any Person has become an Acquiring Person (as hereinafter defined) and (ii) 10 business days (unless delayed by the Board) after the commencement by any Person of a tender or exchange offer if, upon the consummation thereof, such Person would be the Beneficial Owner of 15% or more of the outstanding shares of Common Stock. The earliest of the dates specified in clauses (i) and (ii) of the preceding sentence is hereinafter called the "Distribution Date." After the Distribution Date, the Rights will be evidenced solely by separate certificates and will trade independently from the Common Stock.

        An "Acquiring Person" is any Person who or which, together with its Affiliates and Associates, becomes a Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, but does not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any such Subsidiary or any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan.

        The Rights Agreement provides that, until the Distribution Date (or the earlier redemption or expiration of the Rights), the Rights may be transferred only with the associated shares of Common Stock. Until the Distribution Date (or the earlier redemption or expiration of the Rights), stock certificates for Common Stock issued after the Record
        Date, either upon transfer of outstanding shares or original issuance of additional shares of Common Stock, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution
        Date (or the earlier redemption or

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     expiration of the Rights), the surrender for transfer of any stock certificate for shares of Common Stock, with or without such legend, will also constitute the transfer of the Rights associated with the shares of
     Common Stock represented by such stock certificate.

     As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of the Common Stock as of the Close of Business on the Distribution Date, which thereafter will constitute the sole evidence of the Rights. Each share of Common Stock issued by the Company after the Distribution Date and prior to the earlier redemption or expiration of the Rights, will be accompanied by a Right, and Rights Certificates evidencing such Rights will be issued at the same time as the stock certificates for the associated shares of Common Stock.

     The Rights are not exercisable until the Distribution Date. Moreover, the
                --- --- -----------
     time when the Rights may be exercised is restricted as described in the next paragraph. The Rights will expire on November 5, 2011 (the "Final
     Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company as described below.

     Exercise of Rights Under Certain Circumstances.
     ----------------------------------------------

     In the event that any Person becomes an Acquiring Person, each Right (other than Rights that have become void) will entitle the registered holder thereof to receive, upon payment of the then current Exercise Price, the number of shares of Common Stock which, at the time of the occurrence of such event, will have a market value equal to two times the then current
     Exercise Price. After the first occurrence of the events described in the preceding sentence, all Rights which are, or (under certain circumstances specified in the Rights Agreement) were, Beneficially Owned by an Acquiring
     Person or transferees therefrom will be or become void. Under no circumstances may a Right be exercised after the occurrence of such event prior to the expiration of the Company's right to redeem the Rights (as described below).

     If, on or after the date on which a public announcement has been made that any Person has become an Acquiring Person, any of the following transactions occur, each Right (other than Rights that have become void) will entitle the registered holder thereof to receive, upon payment of the then current Exercise Price, the number of shares of common stock of the Acquiring Person (or of another Person affiliated therewith) which, at the time of the consummation of such transaction, will have a market value equal to two times the then current Exercise Price: (i) the Company merges into or consolidates with another Person (with limited exceptions); (ii) another Person (with limited exceptions) merges into or consolidates with the Company and shares of Common Stock of the Company are converted into securities of another Person, cash or other property; or (iii) the Company transfers 50% or more of its consolidated assets, cash flow or earning power to another Person (with limited exceptions).


     Adjustments to Purchase Price and Stock Purchasable Upon Exercise.
     -----------------------------------------------------------------

                                       3



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     The Exercise Price payable, the number and kind of shares of capital stock issuable upon exercise of the Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend payable in Preferred Shares on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to the holders of the Preferred Shares of certain options, warrants or rights to subscribe for or purchase Preferred Shares at a price, or securities convertible into or exchangeable for Preferred Shares with a conversion or exchange price, less than the current market price of the
     Preferred Shares or (iii) upon the distribution to the holders of the
     Preferred Shares of cash, securities, evidences of indebtedness or other property (other than a regular periodic cash dividend or a dividend payable in Preferred Shares) or options, warrants or rights (other than those referred to in clause (ii) above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a dividend on the Common Stock payable in shares of Common Stock or a subdivision or combination of the Common Stock occurring, in any such case, prior to the Distribution Date.

     With certain specified exceptions, no adjustment in the Exercise Price will be made until the cumulative adjustments required equal at least 1% of the Exercise Price. The Company is not required to issue fractional Preferred
     Shares (other than fractions which are multiples of one one-hundredth of a Preferred Share), but in lieu thereof the Company would be required to make a cash payment based on the current market price of the Preferred Shares on the trading day immediately preceding the date of exercise.

     Terms of Preferred Shares.
     -------------------------

     The Preferred Shares receivable upon exercise of the Rights will not be redeemable. Each Preferred Share will entitle the holder thereof to receive a preferential quarterly dividend equal to the greater of (i) $1.00 and
     (ii) 100 times the aggregate per share amount of all cash dividends, plus
     100 times the aggregate per share amount (payable in kind) of all non-cash dividends and other distributions (other than in shares of Common Stock), declared on the Common Stock during such quarter, adjusted to give effect to any dividend on the Common Stock payable in shares of Common Stock or any subdivision, combination or reclassification of the Common Stock (a
     "Dilution Event"). Each Preferred Share will entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Company, voting together as a single class with the holders of the Common
     Stock, adjusted to give effect to any Dilution Event. If (and so long as) dividends on the Preferred Shares are in arrears for six quarters, the holders of Preferred Shares with dividends in arrears for six quarters
     (including Series A Preferred Shares), voting as a single class without regard to series, will be entitled to elect two directors. In the event of liquidation of the Company, the holder of each Preferred Share will be entitled to receive a preferential liquidation payment of $100.00, plus an amount equal to accrued and unpaid dividends and distributions on such Preferred Share, whether or not declared, to the date of such payment (the
     "Liquidation Preference"). In addition to the Liquidation Preference, after the holders of Common Stock receive a liquidation payment equivalent to one one-hundredth of the Liquidation Preference for each share of

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     Common Stock, adjusted to give effect to any Dilution Event, the holders of each Preferred Share and the holders of each share of Common Stock together shall receive a ratable and proportionate share of the remaining assets. In the event of any consolidation, merger or other transaction in which the outstanding shares of Common Stock of the Company are exchanged for or converted into other capital stock, securities, cash and/or other property, each Preferred Share will be similarly exchanged or changed into 100 times the aggregate per share amount applicable to the Common Stock, adjusted to give effect to any Dilution Event.

     Because of the nature of the dividend, voting, liquidation and other rights accorded to each Preferred Share, the value of the one one-hundredth of a Preferred Share receivable upon the exercise of each Right should approximate the value of one share of Common Stock.

     Redemption of Rights.
     --------------------

     At any time prior to the earlier of (i) 10 days after the first public announcement that any Person has become an Acquiring Person or (ii) the final expiration of the Rights, the Board may redeem the Rights in whole, but not in part, at the redemption price of $.01 per Right, adjusted to reflect any stock split, stock dividend or similar transaction. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board, in its sole discretion, may establish.

     Exchange of Rights.
     ------------------

     At any time after any Person has become an Acquiring Person and prior to the time that any Person, together with its Affiliates and Associates, has become the Beneficial Owner of 50% or more of the outstanding shares of Common Stock, the Board may direct that all or any part of the outstanding
     Rights (other than Rights which have become void) be exchanged for shares of Common Stock at the exchange rate of one share of Common Stock per Right, subject to adjustment.

     Amendment of the Rights and the Rights Agreement.
     ------------------------------------------------

     The Rights Agreement may be supplemented or amended by the Board, without the approval of any holders of Rights; provided, however, that after the
                                            --------  -------
     existence of an Acquiring Person, the Rights Agreement may not be amended in any manner which would adversely affect the interests of the holders of the Rights.

     Miscellaneous.
     -------------

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     A copy of the Rights Agreement has been filed as an Exhibit to this Registration Statement. A copy of the Rights Agreement is available free of charge from the Company. The foregoing summary description of the Rights does not purport to be complete and is qualified in

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its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2.   Exhibits.
          --------


              Exhibit
               Number                    Description of Document
            -----------      -----------------------------------------------
                 4           Rights Agreement dated as of October 24, 2001
                             between the Company and American Stock
                             Transfer & Trust Company, as Rights Agent,
                             which includes the Form of the Certificate of
                             Designation of the Series A Junior
                             Participating Preferred Stock of the Company
                             as Exhibit A, the Form of Rights Certificate
                                ---------
                             as Exhibit B and the Summary of Rights to
                                ---------
                             Purchase Preferred Stock as Exhibit C.
                                                         ---------

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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                     COBRA ELECTRONICS CORPORATION


Date:  October 25, 2001              By: /s/ Michael Smith
                                         ---------------------------------------

                                         Michael Smith
                                         Senior Vice President and Chief
                                         Financial Officer

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                                  EXHIBIT INDEX

  Exhibit
  Number                      Description of Document
-----------       ---------------------------------------------
     4            Rights Agreement dated as of October 24, 2001
                  between the Company and American Stock
                  Transfer & Trust Company, as Rights Agent,
                  which includes the Form of the Certificate of
                  Designation of the Series A Junior
                  Participating Preferred Stock of the Company
                  as Exhibit A, the Form of Rights Certificate
                     ---------
                  as Exhibit B and the Summary of Rights to
                     ---------
                  Purchase Preferred Stock as Exhibit C.
                                              ---------

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